EX 99.8(F)

ETFxChange Authorization

(with late day processing option)

We have entered into a Mid Atlantic Transaction Network System Access Agreement (the “Agreement”) with you.  Capitalized terms used, but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

We understand that MATC allows for the transacting of exchange traded funds (“ETFs”) through TNS under the ETFxChange program.  We are authorizing MATC to accept Orders through ETFxChange from us for our ETF Fund Accounts, and are also requesting late day order processing privileges.  We understand and agree that in addition to being bound to the terms and conditions set forth in the Agreement, we will also be bound by the following:

•                  All ETF Fund Accounts utilizing ETFxChange must execute an Institutional Account Application with MATC, which authorizes MATC to hold positions in book entry form.  We understand that the industry does not currently support security deliveries of fractional shares.  As such, in the event a plan requests shares to be delivered to a successor custodian or trustee, the whole share component will be delivered as shares, and any fractional shares will be liquidated and the resulting cash will be transferred to the successor.

•                  As per section 1.4 and 1.4A of the Agreement, we are responsible to ensure all trade instructions to be transmitted for a Day must be received by us prior to the Close of Trading (Currently 4pm Eastern Time).  We understand that the processing cutoff time for ETFxChange orders is 8:00 am Eastern Time on T+1.  Additionally, we understand that due to the market risk associated with late day processing of ETFs, the executing brokers may at any time revoke late day trading with MATC.  In order to avoid disruption of trading within our variable annuities, MATC will have engaged one or more executing brokers as a back up to the selected executing broker and MATC will use its best efforts to begin trading through the new executing broker without interruption.

•                  MATC will use its best efforts to settle ETFxChange Orders on the same day they are received from User.  On occasion, settlement may be delayed to up to T+3.  In the event of a delay in settlement: (i) MATC will provide immediate notice and explanation of the cause of the delay; and (ii) we may net subsequent settlement amounts up to the amount of the delayed settlement.

•                  In addition to the charges in Article IV and Schedule A of the Agreement, and the charges directly to the Fund Account under the applicable custodial or directed trustee agreement, if any, we agree to pay an ETFxChange annual fee equal to fifteen basis points (0.15%) of ETF assets for late day processing privileges billed as of the last day of each calendar month.  Should late day processing privileges be revoked, we understand that the pricing may be adjusted to ten basis points (0.10%) of ETF assets also billed as of the last day of each calendar month.

•                  Furthermore, we agree to pay the following additional payment each month, which will vary based on the month end value of aggregated total assets invested under the Agreements between MATC and Integrity and MATC and National Integrity: six basis points (0.06%) of the dollar value traded during the month if aggregated Integrity and National Integrity assets are up to $50 million; four basis points (0.04%) of the dollar value traded during the month if aggregated Integrity and National Integrity assets have as of any month end reached $50 million, up to $150 million, and two basis points (0.02%) of the dollar value traded during the month if aggregated Integrity and National Integrity assets have as of any month end reached $150 million, up to $200 million.  No payment will be due under this provision if aggregated Integrity and National Integrity assets have as of any month end reached

$200 million.  Integrity and National Integrity’s aggregated payments pursuant to this section shall not exceed $100,000 under any circumstances.  This fee is subject to periodic review and may be changed at any time upon mutual written agreement between MATC and Integrity Life Insurance Company, and MATC and National Integrity Life Insurance Company, respectively.

National Integrity Life Insurance Company

By:	/s/Jill T. McGruder

Date:

Name:	Jill T. McGruder

Title:	President and Chief Executive Officer

Counsel Trust Company, dba Mid Atlantic Trust Company

By:	/s/ Wanda M. Chilcoat

Date:

Name:	Wanda M. Chilcoat

Title:	Principal